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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 28, 2017

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (the "Trust"), with respect to Nebraska Fund (the "Fund"), File Nos. 333-159484 and 811-22298

Dear Ms. Larkin:
This letter is being filed to respond to the comments received from you on September 28, 2017, regarding the Trust's Post-Effective Amendment ("PEA") No. 275 to its registration statement. PEA No. 275 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), on Form N-1A on September 27, 2017.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement, pursuant to Rule 485(a) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
1.	Comment. In the Principal Investment Strategies section, please revise "that have a significant local interest in Nebraska" to "that are economically tied to Nebraska."
Response.  The Fund has made the requested revision throughout the Prospectus.
2.	Comment. Please confirm that large-, mid- and small-capitalization companies are provided the same meanings as is generally understood in the industry.
Response.  The Fund confirms that these terms have the same meaning as is generally understood in the industry.

3.	Comment. Please discuss when the Fund will invest a significant portion of its assets in small- or mid-capitalization companies instead of large capitalization companies.
Response.  The Fund has revised its disclosure in response to this Comment.
4.	Comment. Please include the following sentence in the summary Principal Investment Strategies section.
The Fund will primarily invest in the following sectors: consumer discretionary, financials and industrials.
Response.  The Fund has revised its disclosure in response to this Comment.
5.	Comment. In the Principal Investment Strategies section, please revise or consider deleting "in order to reduce the concentration of the largest companies by market capitalization."
Response.  The Fund has deleted the above disclosure in response to this Comment.
6.	Comment. Please include disclosure as to what percentage the Fund will be invested in Domiciled Companies and what percentage it will be invested in Economic Companies.

Response.  The Fund has revised its disclosure in response to this Comment.
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If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis